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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

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                              SCHEDULE 14D-9
                            (AMENDMENT NO. 15)

                   Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4)
                  of the Securities Exchange Act of 1934

                                ADT LIMITED
                         (Name of Subject Company)

                                ADT LIMITED
                   (Name of Person(s) Filing Statement)


                 Common Shares, par value $0.10 per share
        (including the associated preference stock purchase rights)
                      (Title of Class of Securities)

                                000915 10 8
                   (CUSIP Number of Class of Securities)


                             Stephen J. Ruzika
                               c/o ADT, Inc.
                           1750 Clint Moore Road
                         Boca Raton, FL 33431-0835
                              (561) 988-3600
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications
               on Behalf of the Person(s) Filing Statement)


                              With a copy to:

                          David W. Ferguson, Esq.
                           Davis Polk & Wardwell
                            450 Lexington Ave.
                         New York, New York 10017

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                               INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares").
All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 7. Certain Negotiations and Transactions by the Subject Company.

      The response to Item 7 is hereby amended by adding the following after the last paragraph of the prior response:

      The Board retained Lehman Brothers, based upon Lehman Brothers' qualifications, expertise and reputation, to act as its financial advisor and to assist ADT in the solicitation of proxies in connection with the Merger. Pursuant to the terms of an engagement letter dated June 9, 1997 (the
"Lehman Engagement Letter"), ADT agreed to pay Lehman Brothers (i) a retainer of $250,000, payable upon the signing of the engagement letter and (ii) a fee of $1,750,000, payable upon the closing of any business combination between ADT or any of its affiliates and Tyco or any of its affiliates, including without limitation the Merger. In addition, ADT also agreed to reimburse Lehman Brothers for its reasonable expenses, including without limitation professional and legal fees and disbursements, incurred in connection with its engagement under the Lehman Engagement Letter. ADT further agreed to indemnify Lehman Brothers and certain related persons against certain liabilities to which they may become subject arising in any manner out of or in connection with the rendering of services by Lehman Brothers under the Lehman Engagement Letter or the rendering of additional services related to those services that may be requested by ADT.

Item 8. Additional Information to be Furnished.

      The response to Item 8 is hereby amended by adding the following after the paragraph beginning "On April 16, 1997, WCI filed a petition with the Supreme Court of Bermuda . . ." under "Certain Litigation":

      On May 29, 1997 WCI applied to the Bermuda Court to amend its petition by adding claims that certain actions by the ADT Board were in breach of the board members' fiduciary duties and damaging to the interests of ADT and ADT's shareholders including WCI, and seeking, in the alternative to the request for an order from the Bermuda Court to enjoin the Merger, an order that ADT must offer to purchase, in cash, the Common Shares owned by WCI at a price equal to the consideration provided for in the Merger or, if higher, at their fair value as assessed by the Bermuda Court. WCI's application to amend its petition has been scheduled to be heard along with ADT's motion to strike out the petition on June 12 and 13, 1997.

      The response to Item 8 is hereby amended by replacing the sentence "The Company and its directors believe that the allegations in the complaint brought by CCP are without merit and intend to vigorously defend against them." under "Certain Litigation" with the following:

      On June 4, 1997, ADT was issued notice that CCP voluntarily dismissed its action without prejudice.

      The response to Item 8 is hereby amended by adding the following before the final paragraph under "Demand for Western Stockholder List":

      On May 9 and 12, 1997, Western furnished ADT Investments with the requested information as ordered by the Kansas Court.

      The response to Item 8 is hereby amended by adding the following before the final paragraph under "Demand for Kansas City Power & Light Stockholder List":

      On May 14, 1997, KCP&L furnished ADT Investments II with the requested information as ordered by the Missouri Court.

      The response to Item 8 is hereby amended by adding the following before the final paragraph under "Other Information":

      On June 6, 1997, ADT Investments filed a revised preliminary proxy statement with the SEC in opposition to the solicitation of proxies by Western relating to the special meeting of Western's shareholders to be held on June 17, 1997 (or any adjournments, postponements, continuations or reschedulings thereof).

                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              ADT LIMITED

                              By:  /s/ Stephen J. Ruzika
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                                   Stephen J. Ruzika
                                   Chief Financial Officer, Executive Vice
                                   President and Director (Principal
                                   Financial Officer and Principal Accounting
                                   Officer)

Dated: June 9, 1997